

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated April 29, 2022**

Dear Ms. Donghua:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors
Risks Relating to the PRC, page 3

1. We have considered the revision you made in response to prior comment 4. Please further revise your risk factor presentation to place the subsection titled "Risks Relating to Our Controlling Shareholder" directly after the subsection titled "Risks Relating to the PRC."

2. We note from your revised disclosure in response to prior comment 5 that you are a joint stock limited company and that your controlling shareholder, Sinopec Group Company, is "controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China." Please revise to clarify the ways in which your board of directors is directly influenced and controlled by the Chinese government along with the different potential effects this could have on you.

In addition, please expand your risk factor disclosure to explain whether and how you are subject to regulations as it relates specifically to state-owned assets.

3. Per the disclosure on page 6, we note that you have obtained all approvals and permits that are material for your business operations under PRC laws and regulations. In addition, we note that the revised disclosure provided in response to prior comments 3 and 6 states that you have not received any notices imposing administrative penalties or demanding any remedial actions be taken in relation to data security matters from the Cyberspace Administration of China (CAC). Please further revise your disclosure to affirmatively state i) whether you have received all requisite permissions or approvals necessary to operate your business, ii) whether any permissions or approvals have been denied, and iii) the extent to which you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

4. We note your response to prior comment 12. Although, as noted in your response, you own equity interests in your PRC subsidiaries and there is no VIE within the group, disclosure describing how cash is transferred through your organization should be provided. As noted in our prior comment, this disclosure should quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Please ensure that your revised disclosure addresses each element of prior comment 12.

In addition to the above, please expand the disclosure on page 6 of your Form 20-F to better explain how the requirements of the Chinese government with respect to foreign exchange transactions may affect your ability to fund your operations outside of China. Your revised disclosure should be specific with regard to the effect of restrictions that could be imposed on your international businesses related to foreign exchange transactions, especially if you do not hold sufficient amounts of currencies other than the Renminbi. In addition, as you conduct your business primarily in Renminbi, clarify the extent to which your ability to meet your financial obligations denominated in other currencies may be constrained.

The Public Company Accounting Oversight Board has determined that it is unable to inspect or investigate completely ..., page 8

5. We note the disclosure stating that you could be on the list of issuers identified by the Commission as subject to the Holding Foreign Companies Accountable Act ("HFCAA"). Please revise to state that you have been included in the list of issuers identified under the HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.

Business Overview
Exploration and Production
Overview, page 18

6.   We note your response to prior comment 7 in our letter dated September 30, 2021. To the extent the net quantities of reserves at the end of the fiscal year are not sufficient to require quantitative disclosure of the information under Subpart 229.1200 of Regulation S-K or FASB ASC 932 by geographic area, please expand your narrative disclosure to identify the individual countries located in each continent for the geographic areas located outside China, e.g. "Overseas." Refer to FASB ASC 932-235-50-6B.

Properties, page 18

7.   We note your response to prior comment 6 in our letter dated September 30, 2021. Please include a statement in your filing to explain, if true, there are no material concentrations of expiring undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Exploration and Development Activities, page 23

8.   We note your response to prior comment 14 in our letter dated September 30, 2021. Please expand your disclosure of the exploratory and development wells drilled during the last three fiscal years to clarify, if true, that the figures represent net wells to comply with Item 1205 of Regulation S-K.

Organizational Structure, page 36

9.   We note the diagram added to page 37 in response to prior comment 15. Please revise to reflect the public shareholders and controlling entity ownership of China Petroleum & Chemical Corporation.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserves Quantities Information, page F-78

10.   We note your response to prior comment 15 in our letter dated September 30, 2021; however, the explanation of the significant changes that occurred in your total proved reserves appears to be limited to the discussion provided on page 20 through 21 for the year ended December 31, 2021.

Please expand your disclosure to provide a comparable explanation of the significant changes that occurred in your total proved reserves for each line item shown in the reserves reconciliation and for each of the periods presented, including the years ended December 31, 2020 and 2019, to comply with FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K. As part of your response, please submit an illustration of the proposed revisions to your disclosure.

Table V: Standardized Measure of Discounted Future Net Cash Flows, page F-81

11. We note your response to prior comment 17 in our letter dated March 31, 2022, and your standardized measure restatement of the future development costs attributable to China for the years ended December 31, 2019 and December 31, 2020 to include future cash flows related to asset retirement costs; however, your disclosure does not confirm that these same costs, including such costs related to your proved undeveloped locations, are included for the year ended December 31, 2021. Please expand your disclosure to confirm the inclusion of asset retirement costs for the year ended December 31, 2021 pursuant to the requirements in FASB ASC 932.

    Please note that disclosure of the standardized measure and each of the individual line items, and the related components specific to the calculation of the measure, are required pursuant to FASB ASC 932-235-50-31 parts a through f. Furthermore, the definition of "Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves" referencing FASB ASC 932-235-50-30, 50-31, and 55-6 under Amendments to the XBRL Taxonomy in the Accounting Standards Update, Extractive Activities-Oil and Gas (Topic 932) does not specify that selected costs may be excluded in the calculation based on a pre-conditioned outcome or impact based on materiality.

    Furthermore, the requirement to include the costs to abandon your properties pursuant to FASB ASC 932 is consistent with the guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes that "an entity should include the future cash flows related to the settlement of an asset retirement obligation in its standardized measure disclosure." The letter also indicates that "the requirement to disclose "net cash flows" relating to an entity's interest in oil and gas reserves [pursuant to FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation" and that "the exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure."

    Accordingly, we are not in agreement with the conclusion set forth in your prior response that you must include the cost to abandon your properties only under certain pre-determined conditions, such as when the deviation is significantly in excess of 5%. Omitting your costs is inconsistent with the required disclosure in FASB ASC 932.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation